UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: March 31, 2025

MAG Silver Corp.

(SEC File Number: 001-33574)

#801 – 815 Hastings St. W., Vancouver, BC V6C 1B4 CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Exhibits

99.1	Material Change Report

Date: March 31, 2025	MAG Silver Corp.

"George Paspalas"
George Paspalas
President & CEO